UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant To Section 13 OR 15(d) Of The Securities Exchange Act Of 1934

Date of Report (Date of earliest event reported): December 28, 2007



THE DIXIE GROUP

THE DIXIE GROUP, INC.

(Exact name of Registrant as specified in its charter)

Tennessee	0-2585	62-0183370
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

104 Nowlin Lane - Suite 101, Chattanooga, Tennessee	37421
(Address of principal executive offices)	(zip code)

Registrant's telephone number, including area code (423) 510-7010

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01   **Other Events.**

On December 28, 2007, The Dixie Group ("the Company"), Inc. entered into an agreement effective on December 29, 2007 to merge its Masland Bargaining Unit Defined Benefit Pension Plan, a single-employer pension plan, into the UNITE HERE National Retirement Fund ("NRF"), a multi-employer pension plan. As a result of the merger, the Company will cease to be the Plan Sponsor and will become a contributing employer in the NRF.

The Masland Bargaining Unit Defined Benefit Plan covers the bargaining unit associates at its Atmore, Alabama carpet manufacturing facility.

The Company expects to incur approximately $1.6 million of pre-tax expense in the fourth quarter of 2007 relating to the merger of the defined benefit pension plan. Approximately $1.5 million of this expense is non-cash and primarily represents unrecognized actuarial losses previously included in Accumulated Other Comprehensive Loss. Accordingly, such expense will not reduce equity in the Company's Consolidated Balance Sheet. The remaining expense consists of approximately $100,000 of administrative expenses related to the plan merger. The Company will contribute $205,000 to fully fund its defined benefit pension plan.

Item 9.01.   **Financial Statements and Exhibits.**

(c)   Exhibits

(99.1)   Agreement by and between The Dixie Group, Inc. and UNITE HERE National Retirement Fund, dated December 28, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 28, 2007   **THE DIXIE GROUP, INC.**

By: /s/ Gary A. Harmon
Gary A. Harmon
Chief Financial Officer